UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

PHOTOWORKS, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

71940B208

(CUSIP Number)

AMERICAN GREETINGS CORPORATION

One American Road

Cleveland, Ohio

Attention: Catherine M. Kilbane

(216) 252-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71940B208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). American Greetings Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 17,728,348
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,728,348
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 44.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 71940B208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AG.com, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 17,728,348
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,728,348
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 44.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 71940B208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Photo Merger Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Washington

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 17,728,348
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,728,348
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 44.9%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (“Common Shares”), of PhotoWorks, Inc., a Washington corporation (the “Issuer”). The principal executive offices of the Issuer are located at 71 Columbia Street, Suite 200, Seattle, WA 98104. The Issuer’s telephone number is (206) 281-1390.

Item 2.	Identity and Background

This statement on Schedule 13D is being filed on behalf of American Greetings Corporation, an Ohio corporation (“American Greetings”); AG.com, Inc., a Delaware corporation and indirect wholly owned subsidiary of American Greetings (“AG.com”); and Photo Merger Corporation, a Washington corporation and wholly owned subsidiary of AG.com (“Offeror”).

American Greetings has its principal executive offices at One American Road, Cleveland, Ohio 44144. American Greetings’s telephone number is (216) 252-7300. American Greetings designs, manufactures and sells everyday and seasonal greeting cards and other social expression products.

AG.com has its principal executive offices at One American Road, Cleveland, Ohio 44144. AG.com’s telephone number is (216) 889-5000. AG.com is an indirect, wholly owned subsidiary of American Greetings. AG.com distributes social expression products, including e-mail greetings, personalized printable greeting cards and a broad range of graphics, through a variety of digital and other electronic channels, including websites, internet portals, instant messaging services and electronic mobile devices.

Offeror’s principal executive offices are located c/o AG.com at One American Road, Cleveland, Ohio 44144. Offeror’s telephone number is (216) 889-5000. Offeror is a newly formed Washington corporation and a wholly owned subsidiary of AG.com. Offeror has not conducted any business other than in connection with its formation, the commencement of a tender offer for all outstanding Common Shares (the “Tender Offer”) and the planned merger between Offeror and the Issuer, as discussed in Item 4.

Attached hereto as Schedule I, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment of (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) each director and executive officer of American Greetings, AG.com and Offeror.

During the last five years, neither American Greetings, AG.com nor Offeror, and, to the best knowledge of American Greetings, AG.com and Offeror, none of the persons listed on Schedule I attached hereto, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 28, 2007, AG.com, Offeror and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Offeror will merge with and into the Issuer (the “Merger”), subject to the consummation of the Tender Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, as more fully discussed in Item 4 below.

In addition to the Merger Agreement, and in connection therewith, AG.com and Offeror also entered into share tender agreements with each of California Atlantic Limited Inc.; California Pacific Capital LLC; HZ Partners, FBO Edward Holl; Madrona Managing Director Fund, LLC; Madrona Venture Fund I-A LP; Madrona Venture Fund I-B, LP; Matinicus LP; and Sunra Capital Holdings Ltd. (each, a “Principal Shareholder”), each dated as of November 28, 2007 (each, a “Tender Agreement”). Under the Tender Agreements, each Principal Shareholder has (i) agreed to tender and not withdraw its beneficially held Common Shares (the “Subject Shares”) pursuant to the terms of the Tender Offer and (ii) granted certain representatives of AG.com an irrevocable proxy to vote and exercise all voting and related rights with respect to the Subject Shares, including any and all other Common Shares or securities of the Issuer issued or issuable in respect thereof on or after the date of the Tender Agreement.

As a result of entering into the Tender Agreements, each of AG.com and Offeror may be deemed to have acquired the power to vote the Subject Shares in favor of the approval of the Merger Agreement and, consequently, shared beneficial ownership of the Subject Shares within the meaning of Rule 13d-3 promulgated under the Act. American Greetings may be deemed to have indirectly acquired beneficial ownership of such Subject Shares by virtue of its 100% indirect ownership of the capital shares of AG.com.

Neither AG.com nor Offeror has paid any consideration to the Principal Shareholders in connection with the execution and delivery of the Tender Agreements. However, if AG.com and Offeror acquire the Subject Shares pursuant to the terms and conditions of the Merger Agreement and the Tender Agreements, the value of such transaction will be $0.595 per share (or any different price per share that is paid in the Tender Offer), net to the holder thereof in cash without interest thereon, less any required withholding taxes. American Greetings has available the necessary funds from its ongoing free cash flow, its affiliates or its existing revolving credit facility to provide the consideration payable for the Subject Shares, and will cause Offeror to have sufficient funds available to provide the consideration payable for the Subject Shares. The foregoing description of the Merger Agreement and the Tender Agreements does not purport to be complete and is qualified in its entirety by reference to such agreements. A copy of the Merger Agreement is attached to this filing as Exhibit 1, and copies of the Tender Agreements are attached to this filing as Exhibit 2 through Exhibit 9.

Item 4.	Purpose of Transaction

As described in Item 3 above, which description is incorporated into this Item 4 by reference, AG.com and Offeror have executed the Tender Agreements as part of a plan to acquire control of the Issuer through the acquisition of all of the Issuer’s issued and outstanding Common Shares by means of the proposed Tender Offer and Merger.

Pursuant to the terms and conditions of the Merger Agreement, Offeror intends to consummate the Tender Offer to purchase all of the outstanding Common Shares for $0.595 per share (or any different price per share that is paid in the Tender Offer), net to the holder thereof in cash without interest thereon, less any required withholding taxes.

Pursuant to the terms and conditions of the Merger Agreement, the Issuer has granted Offeror an option (the “Top-Up Option”) to purchase that number of shares equal to the lowest number of shares that, when added to any other shares directly or indirectly owned by AG.com or Offeror at the time of such exercise, including all shares acquired in the Tender Offer, constitute one share more than ninety percent (90%) of the shares outstanding immediately after such exercise, at a price per share equal to the price per share paid in the Tender Offer. The Top-Off Option is only exercisable after AG.com and Offeror beneficially own at least 80% of the outstanding Common Shares.

Pursuant to the terms and conditions of the Merger Agreement, and following the consummation of the Tender Offer and the payment for all shares tendered pursuant thereto, Offeror will merge with and into the Issuer and all then-outstanding Common Shares (other than shares held in treasury of the Issuer, shares owned directly or indirectly by AG.com or Offeror, or shares owned by shareholders who are entitled to exercise, and properly demand, dissenters’ rights under Section 23B.13 of the Washington Business Corporation Act) will be cancelled and converted into the right to receive $0.595 per share, net to the holder thereof in cash without interest, less any required withholding taxes. Upon completion of the Merger, the Issuer will be a wholly owned subsidiary of AG.com and an indirect wholly owned subsidiary of American Greetings.

Pursuant to the terms of the Merger Agreement, and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Act”) and Rule 14f-1 promulgated thereunder, following the acceptance for payment by Offeror pursuant to the Tender Offer of the Common Shares, and from time to time thereafter as such shares are acquired by Offeror, AG.com shall be entitled to designate such number of directors, rounded up to the next whole number constituting at least a majority of the Board of Directors, on the Board of Directors of the Issuer as will give AG.com representation on the Board equal to at least that number of directors that equals the product of the total number of directors on the Board (giving effect to the directors appointed or elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Common Shares beneficially owned by AG.com or any affiliate of AG.com bears to the total number of such shares then outstanding.

The directors of Offeror immediately prior to the consummation of the Merger shall be the initial directors of the surviving corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of the Issuer immediately prior to the consummation of the Merger shall be the initial officers of the surviving corporation, each to hold office until their respective successors are duly elected and qualified.

Following the Merger, the Common Shares will no longer be traded on the OTC Bulletin Board, there will be no public market for such shares, and the registration of such shares under the Act will be terminated.

Other than as described in this Item 4, American Greetings, AG.com and Offeror have no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. American Greetings, AG.com and Offeror intend to continue to review the Issuer’s assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and to further consider, following consummation of the Tender Offer and the appointment of directors to the Issuer’s Board of Directors, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

Item 5.	Interest in Securities of the Issuer

(a) As discussed in Item 3 above, which discussion is incorporated herein by reference, each of AG.com and Offeror may be deemed to have acquired beneficial ownership of the Subject Shares in connection with the execution and delivery of the Tender Agreements, and American Greetings may be deemed to have acquired indirect beneficial ownership of the Subject Shares by virtue of its 100% indirect ownership of the capital stock of AG.com. Notwithstanding the foregoing, except as expressly provided in the Tender Agreements, AG.com and Offeror are not entitled to any rights as shareholders of the Issuer.

The Subject Shares comprise 17,728,348 Common Shares (excluding Common Shares issuable pursuant to warrants or convertible securities held by the Principal Shareholders), which constitute approximately 44.9% of the 39,447,043 issued and outstanding Common Shares as of December 5, 2007 (as represented by Issuer in the Merger Agreement). Currently, 2,484,165 Common Shares are issuable pursuant to the exercise of warrants held by the Principal Shareholders, and 750,000 Common Shares are issuable upon the conversion of convertible securities held by the Principal Shareholders. To the extent any of these shares are issued pursuant to the exercise of warrants or the conversion of convertible securities by a Principal Shareholder, such shares will be subject to the Tender Agreements. However, such shares have not been included in the calculation of Subject Shares for purposes of this Schedule 13D, as none of American Greetings, AG.com and Offeror have the right to cause such warrants or convertible securities to be exercised or converted, as applicable.

Except as set forth in this Item 5(a), neither American Greetings, AG.com nor Offeror, and, to the best knowledge of American Greetings, AG.com and Offeror, none of the persons named in Schedule I hereto, beneficially owns any Common Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of American Greetings, AG.com and Offeror that it is the beneficial owner of the Subject Shares, and American Greetings, AG.com and Offeror expressly disclaim all beneficial ownership of such shares.

(b) Except to the extent that it may be deemed to by virtue of the Tender Agreements, neither American Greetings, AG.com nor Offeror, and to the best knowledge of American Greetings, AG.com and Offeror, none of the persons named in Schedule I, have sole power to vote or direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of any of the Subject Shares.

(c) Except for the Merger Agreement and the Tender Agreements described above, neither American Greetings, AG.com nor Offeror, and to the best knowledge of American Greetings, AG.com and Offeror, none of the persons named in Schedule I, has effected any transactions in the Common Shares during the past 60 days.

(d) Pursuant to the Merger Agreement, without the prior written consent of AG, Issuer may not make, declare or pay any dividend or distribution on any of its capital shares or any securities or obligations convertible into or exchangeable for any of its capital shares. Except for the foregoing, the Merger Agreement and the Tender Agreements described above, neither American Greetings, AG.com nor Offeror, and to the best knowledge of American Greetings, AG.com and Offeror, none of the persons named in Schedule I, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As a condition to being furnished evaluation material in connection with the transactions contemplated by the Merger Agreement, Issuer and American Greetings entered into a Confidentiality Agreement, dated as of August 14, 2007, pursuant to which each party agreed, among other things, for a period of three years from the date of the Confidentiality Agreement, unless specifically invited in writing by the other party or pursuant to a negotiated transaction, that neither party nor any of its affiliates (as such term is defined under the Act) or its representatives will in any manner, directly or indirectly: (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the other party or any of its subsidiaries, (ii) any tender or exchange offer, merger or other business combination involving the other party or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the other party or any of its subsidiaries, or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the other party; (b) form, join or in any way participate in a “group” (as defined in the Act) with respect to the securities of the other party; (c) otherwise act, alone or in concert with others, to seek to control or influence the Board of Directors or policies of the other party; (d) take any action which might force the other party to make a public announcement regarding any of the types of matters set forth in clause (a) above; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

Other than the transactions and arrangements described in this Item 6 and in Items 3 through 5, which are hereby incorporated by reference into this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among American Greetings, AG.com, Offeror and any other person with respect to any securities of the Issuer, including, but not limited to, agreements regarding the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1. Agreement and Plan of Merger, dated as of November 28, 2007, by and among AG.com, Inc., Photo Merger Corp. and PhotoWorks, Inc.*

2. Share Tender Agreement, dated as of November 28, 2007, by and among AG.com, Inc., Photo Merger Corp. and California Atlantic Limited Inc.*

3. Share Tender Agreement, dated as of November 28, 2007, by and among AG.com, Inc., Photo Merger Corp. and California Pacific LLC.*

4. Share Tender Agreement, dated as of November 28, 2007, by and among AG.com, Inc., Photo Merger Corp. and HZ Partners, FBO Edward Holl.*

5. Share Tender Agreement, dated as of November 28, 2007, by and among AG.com, Inc., Photo Merger Corp. and Madrona Managing Director Fund, LLC.*

6. Share Tender Agreement, dated as of November 28, 2007, by and among AG.com, Inc., Photo Merger Corp. and Madrona Venture Fund I-A LP.*

7. Share Tender Agreement, dated as of November 28, 2007, by and among AG.com, Inc., Photo Merger Corp. and Madrona Venture Fund I-B, LP.*

8. Share Tender Agreement, dated as of November 28, 2007, by and among AG.com, Inc., Photo Merger Corp. and Matinicus LP.*

9. Share Tender Agreement, dated as of November 28, 2007, by and among AG.com, Inc., Photo Merger Corp. and Sunra Capital Holdings Ltd.*

*	Incorporated in this Schedule 13D by reference to the Form 8-K filed by PhotoWorks, Inc. on November 29, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2007	AMERICAN GREETINGS CORPORATION

	By:	/s/ Catherine M. Kilbane
Catherine M. Kilbane, Senior Vice President,
General Counsel and Secretary

Dated: December 6, 2007	AG.COM, INC.

	By:	/s/ Catherine M. Kilbane
Catherine M. Kilbane, Secretary

Dated: December 6, 2007	PHOTO MERGER CORP.

	By:	/s/ Catherine M. Kilbane
Catherine M. Kilbane, Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

AMERICAN GREETINGS CORPORATION,

AG.COM AND PHOTO MERGER CORP.

The following table sets forth the name and present principal occupation or employment, if any (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of American Greetings, AG.com and Offeror. The principal address of each of American Greetings, AG.com and Offeror, and unless otherwise indicated below, the current business address for each individual listed below, is c/o American Greetings Corporation, One American Road, Cleveland, Ohio 44144. Each of the individuals listed below is a United States citizen.

1.	AMERICAN GREETINGS CORPORATION (“AMERICAN GREETINGS”)

Directors of American Greetings

Name	Principal Occupation
Scott S. Cowen	Dr. Cowen is President and Seymour S Goodman Professor of Management and Professor of Economics, Tulane University (private university), 6823 St. Charles Avenue, New Orleans, Louisiana 70118.

Jeffrey D. Dunn	Mr. Dunn is a private investor.

Joseph S. Hardin, Jr.	Mr. Hardin is currently retired.

Stephen R. Hardis	Mr. Hardis is currently retired.

William E. MacDonald, III	Mr. MacDonald is currently retired.

Michael J. Merriman, Jr.	Mr. Merriman is a private investor.

Charles A. Ratner	Mr. Ratner is Chief Executive Officer, President and Director of Forest City Enterprises (diversified real estate company), 1100 Terminal Tower, 50 Public Square, Cleveland, Ohio 44113.

Jerry Sue Thornton	Dr. Thornton is the President of Cuyahoga Community College, Cleveland, Ohio (Ohio community college), 700 Carnegie Avenue Cleveland, Ohio 44115.

Jeffrey Weiss	Mr. Weiss is President and Chief Operating Officer of American Greetings.

Morry Weiss	Mr. Weiss is Chairman of American Greetings.

Zev Weiss	Mr. Weiss is Chief Executive Officer of American Greetings.

Executive Officers of American Greetings

Name	Principal Occupation
John S. N. Charlton	Mr. Charlton is Senior Vice President, International of American Greetings.

Joseph B. Cipollone	Mr. Cipollone is Vice President, Corporate Controller of American Greetings.

Michael L. Goulder	Mr. Goulder is Senior Vice President and Executive Supply Chain Officer of American Greetings.

Thomas H. Johnston	Mr. Johnston is Senior Vice President, Creative/ Merchandising; President, Carlton Cards Retail of American Greetings.

Catherine M. Kilbane	Ms. Kilbane is Senior Vice President, General Counsel and Secretary of American Greetings.

Josef Mandelbaum	Mr. Mandelbaum is CEO—AG Intellectual Properties of American Greetings.

William R. Mason	Mr. Mason is Senior Vice President, Wal-Mart Team of American Greetings.

Brian T. McGrath	Mr. McGrath is Senior Vice President, Human Resources of American Greetings.

Douglas W. Rommel	Mr. Rommel is Vice President, Information Services of American Greetings.

Stephen J. Smith	Mr. Smith is Senior Vice President and Chief Financial Officer of American Greetings.

Erwin Weiss	Mr. Weiss is Senior Vice President, Enterprise Resource Planning of American Greetings.

Jeffrey Weiss	See “Directors of American Greetings” above.

Zev Weiss	See “Directors of American Greetings” above.

Steven S. Willensky	Mr. Willensky is Senior Vice President and Executive Sales and Marketing Officer of American Greetings.

2. AG.COM, INC. (“AG.COM”)

Directors of AG.com

Name	Principal Occupation
Josef Mandelbaum	See “Executive Officers of American Greetings” above.

Michael Waxman-Lenz	Mr. Waxman-Lenz is treasurer of AG.com and Offeror.

Executive Officers of AG.com

Name	Principal Occupation
Joseph B. Cipollone, Vice President	See “Executive Officers of American Greetings” above.

Catherine M. Kilbane, Secretary	See “Executive Officers of American Greetings” above.

Josef Mandelbaum, President and Chief Executive Officer	See “Executive Officers of American Greetings” above.

Stephen J. Smith, Vice President	See “Executive Officers of American Greetings” above.

Michael Waxman-Lenz, Treasurer	See “Directors of AG.com” above.

3. PHOTO MERGER CORP. (“OFFEROR”)

Directors of Offeror

Name	Principal Occupation

Josef Mandelbaum	See “Executive Officers of American Greetings” above.

Jeffrey Weiss	See “Directors of American Greetings” above.

Executive Officers of Offeror

Name	Principal Occupation

Joseph B. Cipollone, Vice President	See “Executive Officers of American Greetings” above.

Catherine M. Kilbane, Secretary	See “Executive Officers of American Greetings” above.

Josef Mandelbaum, President and Chief Executive Officer	See “Executive Officers of American Greetings” above.

Stephen J. Smith, Vice President	See “Executive Officers of American Greetings” above.

Michael Waxman-Lenz, Treasurer	See “Directors of AG.com” above.